ROPES & GRAY LLP
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WWW.ROPESGRAY.COM

February 28, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Convertible and High Income Fund (File Nos. 333-229038, 811-21319) (the
“Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 27, 2019, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on February 22, 2019 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comment followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure change discussed in this letter resolves the matter raised. The Registrant is filing this response in advance of filing of Pre-Effective Amendment No. 2 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

General

1.	Comment. Please include the senior securities table required by Item 4.3 of Form N-2 in the base prospectus rather than in the prospectus supplement.

Response. The requested change has been made. The Registrant notes that it has removed the senior securities table from the prospectus supplement and included it under “Financial Highlights” in the base prospectus.

We hope that the foregoing response adequately addresses your comment.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Convertible and High Income Fund

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Convertible and High Income Fund

Jeremy C. Smith, Esq., Ropes & Gray LLP

Paulita A. Pike, Esq., Ropes & Gray LLP